UNITED STATES
			  SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549

				     FORM 12b-25

				   SEC FILE NUMBER
				      000-28335

				     CUSIP NUMBER
				     313828 10 5

			     NOTIFICATION OF LATE FILING

(Check One):  Form 10-K [ ]  Form 20-F [ ] Form 11-K [ ]
Form 10-Q [X] Form N-SAR [ ]

For Period Ended: 06-30-2005


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________
PART I -- REGISTRANT INFORMATION

			    200 W. 17TH ST., SUITE 240
				CHEYENNE, WY 82001
                                  (307) 637-3900
                     (Address of principal executive offices)


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Platina Energy Group Inc. has determined that it will not be able to file its Form 10-QSB for the June 30th, 2005 quarter by the August 14, 2005 due date and, therefore, has requested the five-day extension permitted by the SEC's rules.

The Company has undergone significant changes including a change in its business model subsequent to an asset purchase agreement entered into April 6th, 2005 and the Company has been unable to assemble all of its records for the accountant and as a result, the accountant has been unable to provide the interim financial statements by August 14th 2005. The Company fully anticipates filing its 10QSB for the quarter ending June 30th, 2005 to be filed within the five day extension period.


PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


Daniel Thornton
(303) 762-7381


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes__X__ No ______

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes_____ No___X___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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Platina Energy Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2005 By Daniel Thornton
                          /s/ Daniel Thornton
                              Director and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).